Eagle Cathedral City Limited
(the "Company")
a California Corporation

Financial Statements with Independent Auditor's Report

As of Inception up to period ended December 31, 2025

Table of Contents

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT AUDITOR'S REPORT

To: Eagle Cathedral City Limited Management

Opinion:
We have audited the accompanying financial statements of the Company which comprise the balance sheet as of December 31, 2025 and the related statement of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor"s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Information:
Management is responsible for the other information included in the Offering Memorandum. The other information comprises the information included in the Offering Memorandum, but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor’s Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital CPAS LLC

Indianapolis, IN
July 31, 2026

EAGLE CATHEDRAL CITY LIMITED
BALANCE SHEET

AS OF INCEPTION TO		**December 31, 2025**
ASSETS		
Current Assets:		
Cash	$	961,745
Lease Incentive Receivable		80,000
Inventory		4,077
Prepaid Expenses		142,952
Total Current Assets		1,188,774
Non-Current Assets:		
Security Deposit		7,000
Right of Use Asset		167,689
Intangible Assets, net		51,455
Fixed Assets, net		96,500
Total Non-Current Assets		322,644
TOTAL ASSETS	$	1,511,418
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	$	3,020
Operating Lease Liability - ST		33,328
Total Current Liabilities		36,348
Non-Current Liabilities:		
Operating Lease Liability - LT		231,687
Loans Payable		751,905
Total Non-Current Liabilities		983,592
TOTAL LIABILITIES		1,019,940
EQUITY		
Common Stock		605,757
Accumulated Deficit		(114,279)
TOTAL EQUITY		491,478
TOTAL LIABILITIES AND EQUITY	$	1,511,418

See Accompanying Notes to these Audited Financial Statements

EAGLE CATHEDRAL CITY LIMITED
STATEMENT OF OPERATIONS

FOR THE PERIOD FROM		Inception to December 31, 2025
Sales Revenue	$	35,679
Cost of Goods Sold		(5,536)
Gross Profit	$	30,143
Operating Expenses		
General and Administrative	$	105,479
Operating Lease Expense		17,327
Legal and Professional		21,078
Marketing		6,861
Total Operating Expenses		**150,745**
Total Loss from Operations	$	**(120,602)**
Interest Income		6,323
Net Loss	**$**	**(114,279)**

See Accompanying Notes to these Audited Financial Statements

EAGLE CATHEDRAL CITY LIMITED
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		**Accumulated**	**Total Shareholders'**
	# of Shares	**$ Amount**	**Deficit**	**Equity**
Issuance of Common Stock on 05/29/2025	100	605,757	-	605,757
Net Loss	-	-	(114,279)	(114,279)
Ending balance at 12/31/25	100	605,757	(114,279)	491,478

See Accompanying Notes to these Audited Financial Statements

EAGLE CATHEDRAL CITY LIMITED
STATEMENT OF CASH FLOWS

For the Period from		Inception to December 31, 2025
OPERATING ACTIVITIES		
Net Loss	$	(114,279)
Adjustments to reconcile Net Loss to Net Cash used in operations:		
Non-cash Operating Lease Expense		17,327
(Increase) Decrease in:		
Inventory		(4,077)
Security Deposit		(7,000)
Prepaid Expense		(142,952)
Increase (Decrease) in:		
Accounts Payable		3,020
Total Adjustments to reconcile Net Loss to Net Cash used in operations:		(133,683)
Net Cash used in Operating Activities	$	(247,962)
INVESTING ACTIVITIES		
Additions to Intangible Assets	$	(51,455)
Additions to Construction in Progress		(96,500)
Net Cash used in Investing Activities	$	(147,955)
FINANCING ACTIVITIES		
Proceeds from Loans	$	751,905
Issuance of Stocks		605,757
Net Cash provided by Financing Activities	$	1,357,662
Cash at the beginning of period	$	-
Net Cash increase (decrease) for period		961,745
Cash at end of period	$	961,745

Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	-
Income taxes	-

Supplemental Disclosures of NonCash Investing and Financing Activities

Right-of-use (ROU) asset of $258,000 was recognized upon commencement of an operating lease.

See Accompanying Notes to these Audited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Eagle Cathedral City Limited (the "Company") was formed in California on May 29, 2025. The Company is headquartered in Cathedral City, California, and its customer base is primarily located within California.

The Company is developing a bar and nightclub venue, with initial revenue generated from the sale of branded merchandise. Management intends to expand its revenue streams to include hosting events, serving alcoholic beverages, charging cover fees, and offering locker rentals for guests. As of December 2025, the premises are undergoing significant renovations in preparation for the grand opening. The opening, originally scheduled for February 2026, has been postponed due to ongoing construction and is now expected to occur in September 2026.

In 2026, the Company plans to conduct a crowdfunding campaign under Regulation CF to raise additional operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $961,745 in cash as of December 31, 2025.

Lease Incentive Receivable

The Company accounts for tenant improvement allowances received from the lessor as lease incentives under ASC 842 and records them as a reduction of the related right-of-use asset described in Note 4, rather than as a reduction of leasehold improvements incurred during the year (see Note 2), which are carried at the gross amount of construction costs incurred. The Company is entitled to a one-time tenant improvement allowance of $80,000 from the landlord, which has been recorded as a lease incentive receivable and is expected to be collected in cash within 12 months of December 31, 2025.

Inventory

Inventory consisted primarily of merchandise. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory as of December 31, 2025 amounted to $4,077.

Prepaid Expenses

Prepaid expenses represent payments made in advance for goods and services that have not yet been received, consumed, or recognized as expenses as of the reporting date. These amounts are recognized as expense or reclassified to the appropriate asset account as the related goods are received or services are rendered. As of December 31, 2025, prepaid expenses totaled $142,952, the majority of which consisted of $136,299 of prepaid construction costs. These prepaid construction costs represent advance payments for construction-related goods and services to be provided in future periods.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method based on the estimated useful lives of the assets. As of December 31, 2025, no depreciation has been recorded on the Company's construction-in-progress assets, as these assets are not yet placed in service.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying

value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

The Company's property consists of leasehold improvements currently under construction for its bar and nightclub venue. A summary of the Company's property and equipment is presented below.

A summary of the Company's property and equipment is shown below.

Property Type	**Useful Life in Years**	**2025**
Construction in Progress-Leasehold Improvements	-	96,500
Less Accumulated Depreciation		-
Totals		**96,500**

Intangible Asset

The Company's liquor license is accounted for in accordance with ASC 350, *Intangibles—Goodwill and Other*. The license is recorded at cost, including the purchase price and directly attributable transaction costs. Management has determined that the liquor license has an indefinite useful life because it is renewable annually and renewals are expected to continue indefinitely under the current regulatory framework. Accordingly, the license is not amortized but is tested for impairment at least annually, or more frequently if impairment indicators exist. Annual renewal and compliance costs are expensed as incurred. The carrying amount of the liquor license was $51,455 as of December 31, 2025.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company currently generates revenue from merchandise sales and intends to broaden its revenue sources by offering venue admission, alcoholic beverage sales, and on-site locker rentals. Payments for all services and goods are generally collected at the point of sale. The Company's primary performance obligation is to provide and maintain its facilities in a manner that delivers an enjoyable and high-quality experience for its customers.

Marketing

Advertising costs associated with marketing the Company's products and services are recognized as costs are incurred.

General and Administrative

General and administrative expenses consist of insurance, repair and maintenance costs, and other miscellaneous expenses are recognized as costs are incurred.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities
As of December 31, 2025, significant components of the Company's deferred tax assets and liabilities were as follows:

	2025
Net Operating Loss Carryforwards	41,791
Accrued Expenses	-
Depreciation (difference in methods/timing)	(7,340)
Other Temporary Differences	963
Gross Deferred Tax Asset	**35,414**
Less: Valuation Allowance	(35,414)
Net Deferred Tax Asset (Liability)	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards
As of December 31, 2025, the Company had federal and California net operating loss carryforwards of approximately $140,000. Federal net operating losses generated after December 31, 2017 generally do not expire but are subject to an 80% limitation on taxable income. California net operating losses generally may be carried forward for up to 20 years. Utilization of these net operating loss carryforwards may be subject to annual limitations under Section 382 of the Internal Revenue Code if the Company undergoes an ownership change.

Components of Income Tax Expense (Benefit)

Component	**2025**
Current tax expense	-
Deferred tax expense (benefit)	35,414
Valuation Allowance	(35,414)
Net Deferred Tax Asset (Liability)	-

Income Taxes Paid

During 2025, the Company paid no income taxes to federal or state jurisdictions.

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2025 Amount ($)
Income tax benefit at U.S. Statutory Rate (21%)	(23,999)
State taxes, net of federal benefit	(10,102)
Change in Valuation Allowance	34,101
Total Income Tax Expense (benefit)	-

Explanation of Significant Reconciling Items:
The Company's income tax benefit at the federal statutory rate, together with the related state tax benefit, is offset by a corresponding increase in the valuation allowance. Management concluded that, due to continued losses and the absence of objectively verifiable positive evidence of future taxable income, the deferred tax asset, including net operating loss carryforwards, is not realizable and therefore no net tax benefit is recognized for 2025.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2025. Income tax returns for the period ended December 31, 2025 remain open to examination by federal and state tax authorities.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Related party transactions for the period only include payment for escrow funds which was paid personally by one of the shareholders.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company has entered into a noncancellable lease for its bar and nightclub premises in Cathedral City, California, which is classified as an operating lease. The lease commenced in 2025 with an initial five-year term, with monthly base rent of $4,900 that escalated over the term and additional triple-net charges for common area maintenance, real estate taxes, and insurance. The lease includes four optional five-year renewal periods that are excluded from the lease term because the Company is not reasonably certain to exercise them. Variable payments for common area maintenance, taxes, insurance, and utilities are expensed as incurred and are not included in minimum lease payments. The Company also received a one-time tenant improvement allowance of $80,000, which is treated as a lease incentive and recorded as a reduction of the right-of-use assets. The lease liability was

measured using the Company's incremental borrowing rate of 6.27% per annum, estimated using market-based risk-free interest rates at lease commencement together with an adjustment for the Company's borrowing risk.

The table below summarizes the Company's operating lease expense, key lease information, and the maturity analysis of lease liabilities.

	Year Ending
Lease expense	2025-12
Operating lease expense	17,327
Total	17,327
Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
ROU assets obtained in exchange for new operating lease liabilities	258,199
Weighted-average remaining lease term in years for operating leases	5.17
Weighted-average discount rate for operating leases	6.27%
Maturity Analysis	Operating
2026-12	49,000
2027-12	60,270
2028-12	62,078
2029-12	63,940
2030-12	65,859
Thereafter	11,030
Total undiscounted cash flows	312,177
Less: present value discount	(47,162)
Total lease liabilities	265,015

NOTE 5 – LIABILITIES AND DEBT

In December 2025, the Company entered into several unsecured revenue-based loan agreements with crowdfunding investors and received cash proceeds of $692,505, net of the applicable fees. Under the agreements, the Company is obligated to make quarterly payments based on 10% of its gross revenues from the preceding measurement period. The Company is obligated to repay 2.0x the original loan amount. No repayments were made during 2025. Accordingly, the balance as of December 31, 2025 was $751,905, which is classified as a non-current liability in the accompanying balance sheet, as the Company does not expect to make full payment under the agreements within the next twelve months.

NOTE 6 – EQUITY

The Company has authorized 10,000 of common shares with no par value. There were 100 shares issued and outstanding as of inception to December 31, 2025.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 31, 2026, the date these financial statements were available to be issued.

In the first six months of 2026, the Company entered into several tranches of unsecured revenue-based loan agreements with the crowdfunding investors which have similar terms and conditions with the existing loans amounting to $468,425 and received the total cash proceeds of $431,419, net of the applicable fees.

As of the reporting date, the Company has spent approximately $399,715 in construction costs and the opening date of the bar was moved to early October 2026.